Teva’s Lonquex®(XM22 lipegfilgrastim) Recommended for Approval in the EU for the Reduction of Chemotherapy-Induced Neutropenia (CIN)

•	CHMP Positive Opinion represents step forward in bringing Lonquex® to market across Europe

•	Approval recommendation marks major development in Teva’s drive to bring strong product pipeline to market

Jerusalem, June 3rd, 2013 – Teva Pharmaceutical Industries Ltd (NYSE:TEVA) announced today that the Committee for Medicinal Products for Human Use (CHMP) has recommended that a Marketing Authorization may be issued in the European Union for Lonquex® (XM22 lipegfilgrastim) for the reduction in the duration of neutropenia and the incidence of febrile neutropenia in adult patients treated with cytotoxic chemotherapy for malignancy (with the exception of chronic myeloid leukemia and myelodysplastic syndromes). The CHMP positive opinion opens the way to a final approval decision from the European Commission expected within the next few months.

Lonquex® (lipegfilgrastim) is a long-acting recombinant granulocyte colony-stimulating factor (G-CSF) based on novel GlycoPEGylation technology. Lipegfilgrastim is a novel, pegylated and glycosylated long-acting form of filgrastim, intended for once-per-cycle fixed dose, subcutaneous injection for neutrophil support in patients receiving myelosuppressive chemotherapy (with the exception of chronic myeloid leukemia and myelodysplastic syndromes).

Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, commented: “Effective prophylaxis against neutropenia and febrile neutropenia is a high priority for patients undergoing cytotoxic chemotherapy. This chemotherapy attacks rapidly dividing bone marrow cells and dramatically reduces the ability to fight off infection, which can have serious consequences for patients. Loquenex reduces the neutropenia that can lead to these consequences. We look forward to receiving final approval and being able to offer this medication to patients.”

“The CHMP positive opinion is an important milestone in Teva’s efforts to provide new treatment options for patients in oncology, which is a key area of focus for Teva”, stated Dr. Rob Koremans, President and CEO of Teva Global Specialty Medicines . “We will now await the final decision from the European Commission. Teva is highly committed in delivering innovative treatments to market and its stakeholders that meet patients’ needs.”

The positive CHMP opinion was published at: http://www.ema.europa.eu/docs/en—GB/document—library/Summary—of—opinion—-       Initial—authorisation/huma n/002556/WC500143789.pdf.

About Chemotherapy-Induced Neutropenia (CIN)

Neutropenia is a common and potentially hazardous complication of chemotherapy treatment characterized by a decreased level of white blood cells (known as neutrophils), which can expose the patient to serious bacterial infections. This makes prophylactic treatment against neutropenia essential to avoid the significant risks associated with a compromised ability to combat such infections. CIN causes chemotherapy dose modifications, disrupting the treatment schedule causing patients to not fully benefit from chemotherapy, leading to reduced outcomes.

European clinical guidelines recommend that recombinant G-CSFs should be given on a prophylactic basis to patients with an intermediate or high risk of febrile neutropenia (FN). Pegfilgrastim is the long acting recombinant G-CSFs currently available in Europe.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize Lonquex® (XM22 lipegfilgrastim) or additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.